

Mail Stop 6010

April 7, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Peter C. Wallace
Chief Executive Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, OH   45440

      Re: **Robbins & Myers, Inc.**
                 Form 10-K for the fiscal year ended August 31, 2007
                 Filed November 13, 2007
                 File No. 1-13651

Dear Mr. Wallace:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Kevin L. Vaughn
                     Branch Chief